
United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

August 19, 2011
Date of report *(date of earliest event reported)*


Commission File No.	Name of Registrant, State of Incorporation, Address of Principal Executive Offices, and Telephone No.	IRS Employer Identification No.
000-49965	**MGE Energy, Inc.** *(a Wisconsin Corporation)* 133 South Blair Street Madison, Wisconsin 53703 (608) 252-7000 www.mgeenergy.com	39-2040501

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01. Other Events.

On August 19, 2011, MGE Energy, Inc. (the Company) issued a press release announcing an increase in its regular quarterly dividend on its outstanding shares of common stock. The release announced the declaration of a quarterly dividend of $0.3826 per share, payable on September 15, 2011, to shareholders of record as of September 1, 2011. The Company is filing a copy of that press release as Exhibit 99.1 to this report.

Item 9.01. Financial Statements and Exhibits.

(a)   Financial statements of businesses acquired: None
(b)   Pro forma financial information: None
(c)   Shell company transactions: None
(d)   Exhibit(s):

Exhibit No.	Description
99.1	Press release of MGE Energy, Inc., issued August 19, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MGE Energy, Inc.
(Registrant)

Date: August 19, 2011

/s/ Jeffrey C. Newman

Jeffrey C. Newman
Vice President, Chief Financial Officer,
Secretary and Treasurer

MGE Energy, Inc.

Exhibit Index to Form 8-K
Dated August 19, 2011

Exhibit No.	Description
99.1	Press release of MGE Energy, Inc., issued August 19, 2011.

EXHIBIT 99.1

News

Madison, Wis., Aug. 19, 2011—The board of directors of MGE Energy, Inc. (Nasdaq: MGEE) today increased the regular quarterly dividend to $0.3826 per share on the company's common stock. The dividend is payable Sept. 15, 2011, to shareholders of record Sept. 1, 2011. With this increase, the new dividend is equivalent to an annual rate of $1.5304 per share.

"MGE Energy is committed to shareholder value. The company's strong operational performance and cost control enable us to increase the dividend," said Gary Wolter, chairman, president and CEO.

The company has increased its dividend annually for the past 36 years and has paid cash dividends for more than 100 years.

MGE Energy is listed as a "Dividend Achiever" by Mergent, Inc., a financial information publisher for more than a century. Just over 6.19% of the 3,700-plus dividend-paying companies meet the Mergent test of increasing dividends annually for at least 10 years.

According to Mergent, "Dividend Achievers have demonstrated the ability to consistently increase dividend payments over a substantial period of time, through volatile markets and challenging political climates."

MGE Energy is a public utility holding company. Its principal subsidiary, Madison Gas and Electric (MGE), generates and distributes electricity to 139,000 customers in Dane County, Wis., and purchases and distributes natural gas to 143,000 customers in seven south-central and western Wisconsin counties. MGE's roots in the Madison area date back more than 150 years.

Contact:
Steve Kraus
Manager - Media Relations
608-252-7907 | skraus@mge.com